FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q1 2015.

YPF S.A.

Consolidated Results

Q1 2015

Consolidated Results Q1 2015

CONTENT

Consolidated Results Q1 2015

Adj. EBITDA for Q1 2015 reached Ps 10.2 billion and operating income was Ps 4.5 billion, 21.1% and 1.9% higher than Q1 2014, respectively.

	Q1	Q4	Q1	Var.%
	2014	2014	2015	Q1 15 / Q1 14
Revenues (Million Ps)	30,664	37,739	34,702	13.2%
Operating income (Million Ps)	4,384	1,364	4,469	1.9%
Net income (*) (Million Ps)	2,881	1,383	2,127	-26.2%
Adj. EBITDA (Million Ps)	8,428	8,437	10,209	21.1%
Earnings per share (*) (Ps per Share)	7.34	3.52	5.42	-26.1%
Capital Expenditures (**) (Million Ps)	16,087	17,969	12,351	-23.2%

Adj.EBITDA = Operating income + Depreciation of fixed assets + Amortization of intangible assets + unproductive exploratory drillings (*)Attributable to controlling shareholder. (**) Capital expenditures for Q1 2014 include additions relating to the acquisitions of Apache Group assets in Argentina (net of Pluspetrol assignment) and an additional 38.45% stake in Puesto Hernández joint venture.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF Q1 2015

•	Revenues for Q1 2015 were Ps 34.7 billion, 13.2% higher than Q1 2014.

•	Operating income for Q1 2015 was Ps 4.5 billion, 1.9% higher than the same period in the previous year.

•	Adjusted EDITDA for Q1 2015 was Ps 10.2 billion, 21.1% higher than Q1 2014.

•	Net income for Q1 2015 was Ps 2.1 billion, 26.2% lower than the Ps 2.9 billion reported for Q1 2014.

•	Operating cash flow for Q1 2015 was Ps 9 billion, 34.1% higher than Q1 of 2014.

•

During Q1 2015 total hydrocarbon production increased by 10.2% compared to Q1 2014, to reach 583.8 Kboed. Natural gas production was 43.9 Mm3d, 18% higher than Q1 2014, while crude oil production increased by 2.3% to 247.2 Kbbld.

•	In the Downstream segment, processing levels in refineries reached 94% in Q1 2015, 9.1% higher than same period last year.

•	Capital expenditures for Q1 2015 were Ps 12.4 billion, a 27% increase compared to the capital expenditures net of the acquisitions made during Q1 2014, totaling Ps 9.7 billion.

Consolidated Results Q1 2015

2. ANALYSIS OF RESULTS FOR Q1 2015

Revenues for Q1 2015 were Ps 34.7 billion, 13.2% higher than Q1 2014. Among the main reasons for this variation in the company’s revenues are:

(i)	Gasoline and diesel sales in the domestic market, which increased by Ps 3.1 billion due to an increase in the average price obtained and the approximately 1.4% increase in volumes of gasoline sold. In the case of diesel, volumes sold decreased by 0.7% compared to Q1 2014.

(ii)	Natural gas sales in the domestic market increased by Ps 1.5 billion on account of an approximately 18.7% increase in traded volumes fueled by stronger production for the period and taking into account the addition of sales from Yacimientos del Sur (“YSUR”). In this context, the average revenue per million BTU amounted to USD $4.60 in Q1 2015, compared to USD $4.40 in Q1 2014, representing an increase of 4.7% in U.S. dollar terms

(iii)	Fuel oil sales in the domestic market increased by Ps 0.5 billion due to higher average price obtained and a 18.5% increase in traded volumes, while in the international market, there was a 35% decrease in average price in Argentine peso terms and a 19.2% decrease in traded volumes for a net decrease in sales of Ps 0.3 billion.

(iv)	For petrochemical products sales, revenues in the domestic market decreased Ps 0.2 billion due to lower sales volumes and lower prices in Argentine peso terms, mainly from the drop in the price of products tied to the Brent oil price.

(v)	In turn, exports decreased 31% (a decrease of Ps 1.1 billion) mainly due to the recent fall in international prices and the declining crude oil exports of approximately Ps 0.5 billion. Exports of flour, grains and oils increased by 71% to total Ps 0.6 billion.

Costs of sales for Q1 2015 were Ps 26.1 billion, 13.3% higher than Q1 2014. Crude oil purchases from third parties in the domestic market increased mainly due to higher prices in Argentine peso terms, essentially driven by a higher exchange rate, thus offsetting the drop in purchased volumes due to increased production for the period. In turn, imports of diesel decreased by 73% due to a decrease of 59% in volumes purchased and lower prices in Argentine peso terms. Imports of gasoline and jet fuel decreased by 91% compared to Q1 2014, also due to a decrease in volumes purchased and lower prices in Argentine peso terms.

Other costs of sales increased mainly due to: (i) higher depreciation of fixed assets of Ps 1.6 billion due to increased investment activity and the impact of higher exchange rate for Argentine peso against the U.S. dollar affecting the depreciation amount, including higher depreciation resulting from the consolidation of YSUR´s assets in Q1 2015, compared to Q1 2014, (ii) increase in items relating to lifting costs of approximately Ps 1.6 billion on account of greater activity for the period and a per unit increase of 8.3%, (iii) higher royalty payments of Ps 0.5 billion, as a consequence of greater production volumes and higher wellhead prices in Argentine peso terms and (iv) increase in items relating to refining cost of approximately Ps 0.3 billion, considering the 17% increase in the unit indicator, estimated in Argentine

Consolidated Results Q1 2015

peso terms, and also considering the increase in volumes processed. Additionally, regarding the damage affecting the La Plata Refinery during Q2 2013, insurance compensation of approximately Ps 0.5 was received for lost profits in Q1 2015. This amount was primarily recorded as a reduction to cost of sales. Likewise, during Q1 2014, an amount of Ps 0.7 was recorded under the same premise.

Selling expenses for Q1 2015 were Ps 2.6 billion, an increase of Ps 0.4 billion (an increase of 17.6%) compared to Q1 2014, driven principally by increased transport expenses for products and higher transported and traded volumes as well as increased charges relating to bad debts, all this being partially offset by lower withholdings on exports on account of lower exported volumes and the drop in international prices for these products. Administration expenses for Q1 2015 were Ps 1.2 billion, an increase of Ps 0.4 billion compared to Q1 2014. The increase was mainly due to higher payroll expenses and higher IT service contracting expenses together with the YSUR consolidation process. Exploratory expenses were Ps 0.2 billion, remaining at similar levels as Q1 2014 (including unproductive exploratory drillings of Ps 107 million and Ps 68 million respectively, which do not indicate outflows of funds). The addition of exploratory assets for Q1 2015 was Ps 0.6, an increase of approximately 55% compared to Q1 2014.

The financial results for Q1 2015 were a loss of Ps 0.4 billion compared to a gain of Ps 4.6 billion for Q1 2014. There was a lower positive exchange difference on net monetary liabilities denominated in Argentine pesos, generated by lower depreciation of the Argentine peso, which was 3.6% during Q1 2015 compared to 22.7% in Q1 2014. In turn, increased negative financial results were reported as a consequence of an increased interest accrual on the increased financial debt.

The income tax amount for Q1 2015 was Ps 1.9 billion, approximately Ps 4.2 billion lower than the income tax for to Q1 2014, which was Ps 6.2 billion. This difference arises principally from a decrease in deferred income tax of Ps 5.7 billion, due to the fact that the deferred liability relating principally to the conversion difference for fixed assets generated in Q1 2015 was materially lower than that for Q1 2014, taking into account the functional currency of YPF and the lower projected devaluation for 2015, partially offset by higher current income tax amount payable of Ps 1.5 billion.

Net income for Q1 2015 was Ps 2.1 billion, 26.2% lower than Q1 2014.

Total investment in fixed assets for Q1 2015 was Ps 12.4 billion, 27% higher than the amount reported for Q1 2014, excluding the acquisition of YSUR and, net of the Pluspetrol assignment and the additional stake in Puesto Hernández acquired during the period.

Consolidated Results Q1 2015

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS UNIT FOR Q1 2015

3.1 UPSTREAM

	Q1	Q4	Q1	Var.%
	2014	2014	2015	Q1 15 / Q1 14
Operating income	3,013	1,572	2,260	-25.0%
(Million Ps)
Revenues	14,919	19,736	18,575	24.5%
(Million Ps)
Crude oil production	241.6	249.8	247.2	2.3%
(Kbbld)
NGL production	54.0	58.1	60.5	12.0%
(Kbbld)
Gas production	37.2	43.7	43.9	18.0%
(Mm3d)
Total production	529.7	582.8	583.8	10.2%
(Kboed)
Exploration costs	197	804	191	-3.0%
(Million Ps)
Capital Expenditures (*)	14,968	14,138	10,701	-28.5%
(Million Ps)
Depreciation	3,301	5,516	4,788	45.0%
(Million Ps)
Realization Prices
Crude oil prices in domestic market	66.5	76.4	68.8	3.4%
Period average (USD/bbl)
Average gas price	4.40	4.42	4.60	4.7%
(USD/Mmbtu)

(*)	Capital expenditures for Q1 2014 include additions relating to the acquisitions of Apache Group assets in Argentina (net of the Pluspetrol assignment) and an additional 38.45% stake in Puesto Hernández joint venture.

Upstream operating income was Ps 2.3 billion, 25% lower compared to Q1 2014.

During Q1 2015, crude oil and natural gas revenues increased by 24.5% compared to Q1 2014. This increase was driven mainly by greater volumes produced and transferred to YPF’s Downstream business segment (an increase of 4.8%), an outcome that was partially offset by an approximately 52% decrease in the volumes sold to third parties, especially to the international market, as well by the increase in average sales price for both products. Production of natural gas, net of internal consumptions, (except for volumes from the YSUR group which are directly sold to third parties by YSUR,) is assigned to the Downstream business segment for sales to third parties, the Exploration & Production business segment getting the average price obtained from such sales by YPF, net of the marketing charge.

The average price in U.S. dollar terms for crude oil in the domestic market for Q1 2015 increased by 3.4% to USD $68.8/bbl. As for natural gas, the average price was USD $4.60/Mmbtu, 4.7% higher than Q1 2014. For both products, the average sales price for YSUR crude oil and natural gas, USD $74.7/bbl and USD $3.6/Mmbtu respectively, was consolidated in Q1 2015.

Consolidated Results Q1 2015

During Q1 2015, total hydrocarbon production was 583.8 Kboed, 10.2% higher than Q1 2014; crude oil production was 247.2 Kbbld (an increase of 2.3%); natural gas production was 43.9 Mm3d (an increase of 18%) and NGL production was 60.5 Kbbld (an increase of 12%).

During Q1 2015, consolidated total hydrocarbon production from YSUR was 43.3 Kboed, including 8.9 Kbbld of crude oil, 1.7 Kbbld of NGL and 5.2 Mm3d of natural gas.

During Q1 2015, production from unconventional areas totaled 41.7 Kboed of hydrocarbons, including 20.5 Kbbld of crude oil, 9.4 Kbbld of NGL and 1.9 Mm3d of natural gas, of which YPF consolidates approximately 50%. As for development activity, 49 oil wells have been put into production (in Loma Campana) and 1 for natural gas (in La Ribera), targeting Vaca Muerta, reaching a total of approximately 332 wells to date. The operation reached a peak of 18 active drilling rigs and 7 workovers.

With respect to tight gas activity: (i) in the project to develop the Las Lajas formation, 10 wells were drilled and developed in Q1 2015 and the average production of natural gas was 4.3 Mm3d and (ii) in the project to develop the Mulichinco formation in the Rincón del Mangrullo area natural gas production net to YPF was 1.0 Mm3d.

Also, work continues on the recovery of production in the Malargüe area which was affected by the fire that occurred in March 2014 at the Cerro Divisadero crude oil treating plant, located in the province of Mendoza. During Q1 2015, crude oil production in Malargüe reached an average of 7.7 kbbld, just 1.5 kbbld below the pre-incident levels.

In Q1 2015, YPF did not achieve the minimum production level required to access the oil production incentive of USD $3/bbl approved by Resolution 14/2015, mainly due to difficulties resulting from weather events and power outages.

Costs for Q1 2015 increased by 37% (an increase of Ps 4.4 billion), mainly due to (i) higher amortization of Ps 1.5 billion resulting from higher investment and higher valuation of assets in Argentine peso terms, (ii) an increase in items relating to lifting costs of approximately Ps 1.6 billion on account of increased activity and the increase of the unit cost, and (iii) higher royalties of Ps 0.5 billion, mainly due to higher production volumes and higher Argentine peso-denominated prices at wellhead. In turn, exploration costs in Q1 2015 totaled Ps 0.2 billion, remaining at similar levels as those in Q1 2014.

During Q1 2015 compared to Q1 2014, unit cash costs in U.S. dollars increased by 6.6% from USD $23.6/Boe in Q1 2014 to USD $25.2/Boe in Q1 2015 (including taxes of USD $6.8/Boe and USD $6.7/Boe respectively), principally due to lower devaluation for the period. In turn, the average lifting cost for YPF was USD $14.4/Boe, 8.3% higher than USD $13.3/Boe in Q1 2014.

Consolidated Results Q1 2015

CAPEX

Capital expenditures in the Upstream business segment were Ps 10.7 billion in Q1 2015, 24.4% higher than Ps 8.3 billion in Q1 2014, excluding the acquisitions of YSUR group and the additional stake in Puesto Hernández .

In the Neuquina basin, capital expenditures during Q1 2015 was focused on the development of blocks Loma Campana, Aguada Toledo - Sierra Barrosa, Rincón del Mangrullo, El Orejano, Cañadón Amarillo and Chachahuen. Development activities continued at Cuyana basin, mainly in the La Ventana and Vizcacheras blocks, while in the Golfo San Jorge basin greater activity was concentrated on Cañadón de la Escondida, Los Perales and Cañadón León-Meseta Espinosa, within Santa Cruz Province and Manantiales Behr and El Trébol-Escalante in the province of Chubut.

As for exploration activities during Q1 2015, the Neuquina, San Jorge and Cuyana basins were covered. In the Cuyana basin, the activity focused on the assessment of the La Ventana block and the drilling of two wells in Los Tordillos Oeste. In Neuquina basin exploratory activity targeted both conventional and unconventional objectives. Activity targeting conventional formations focused on the blocks Paso de las Bardas, Payún Oeste, Los Caldenes and El Manzano Este. Activity targeting unconventional formations focused on the Bajo del Toro, Bandurria, Cerro Arena, Pampa las Yeguas and La Ribera blocks. In Golfo San Jorge basin, the activity focused on the evaluation of deep targets at the west flank of the Los Perales and Cañadón de la Escondida blocks and at the north flank of the Manantiales Behr block.

By the end of Q1 2015, 12 exploratory wells and 3 workovers had been completed.

Consolidated Results Q1 2015

3.2 DOWNSTREAM

	Q1	Q4	Q1	Var.%
	2014	2014	2015	Q1 15 / Q1 14
Operating income (Million Ps)	2,453	1,740	1,494	-39.1%
Revenues (Million Ps)	29,571	35,347	31,877	7.8%
Sales of refined products in domestic market (Km3)	4,004	4,472	4,326	8.0%
Exportation of refined products (Km3)	455	428	449	-1.3%
Sales of petrochemical products in domestic market (*) (Ktn)	185	216	179	-3.2%
Exportation of petrochemical products (Ktn)	57	54	69	21.1%
Crude oil processed (Kboed)	275	296	300	9.1%
Refinery utilization (%)	86%	93%	94%	9.1%
Capital Expenditures (Million Ps)	999	3,248	1,436	43.7%
Depreciation (Million Ps)	547	675	693	26.6%
Average domestic market gasoline price (**) (USD/m3)	707	778	748	5.8%
Average domestic market diesel price (**) (USD/m3)	742	814	754	1.6%

(*)	Fertilizer sales not included
(**)	Price net of deductions and commissions before tax

Operating income in YPF’s Downstream business segment in Q1 2015 was Ps 1.5 billion, a 39.1% decrease compared to Ps 2.5 billion during Q1 2014.

Revenues increased by 7.8% compared to Q1 2014, primarily due to a higher average sales price in Argentine peso terms for gasoline and diesel, which resulted in higher revenues of Ps 1.3 billion and Ps 1.7 billion respectively, improvements in the mix of products sold, increasing sales of premium products which represent 32% and 17% of the total volume of sales of gasoline and diesel, respectively. Likewise, sold volumes of gasoline increased by 1.4% (an increase of Ps 0.1 billion) while diesel volumes decreased by just 0.7% (a decrease of Ps 0.1 billion) compared to Q1 2014. In turn, during the same period, exports of flour, grains and oils reached Ps 0.5 billion (an increase of Ps 0.2 billion) while other products sold in the international market, such as jet fuel, petrochemical products and LPG were negatively impacted due to the recent drop in international prices for such products. Total exports decreased Ps 1.1 billion. Also, fuel oil sales in the domestic and international markets totaled Ps 2 billion (an increase of Ps 0.1 billion) due to higher volumes of products marketed in the domestic market (an increase of Ps 0.2 billion) as well as higher prices in Argentine peso terms for products marketed in the domestic market (an increase of Ps 0.3 billion), thus offsetting the decrease in exported volumes (a decrease of Ps 0.2 billion) at lower prices (a decrease of Ps 0.1 billion).

Consolidated Results Q1 2015

In Q1 2015, costs increased by 12% (an increase of Ps 3.3 billion) compared to Q1 2014. This change was due to (i) greater purchases of crude oil of Ps 2.9 billion, mainly as a consequence of a crude oil price increase in Argentine peso terms, both for volumes transferred from YPF’s Upstream business segment and purchases from other producers, (ii) higher price and greater volumes of biofuel purchased of Ps 1.0 and (iii) an increase in amortization by Ps 0.1 billion, (iv) a 73% decrease in imports of diesel from Ps 2.9 billion to Ps 0.8 billion due to a 59% drop in purchased volumes and a 34% decrease in international prices for this product, and (v) imports of gasoline and jet fuel decreased 91%, from Ps 1 billion to Ps 0.1 billion, due to a 89% decrease in purchased volumes and the 19% drop in international prices in Argentine peso terms.

In relation to production costs, during Q1 2015, transport costs increased for crude oil, raw material, utilization of port facilities and repair and maintenance contracts for our refineries all reported increases. Consequently, considering the increased expenses and considering the higher processing level at our refineries, refining costs increased in Q1 2015 by approximately 17% compared to Q1 2014, resulting in a cost increase of Ps 0.3 billion.

With respect to the incident affecting the La Plata Refinery, mentioned above, insurance compensation of Ps 0.5 billion was received in Q1 2015 for lost profits and in accordance with the rights arising from the insurance policy. Likewise, in Q1 2014, an amount of Ps 0.7 billion was recorded following the same premise.

The volume of crude oil processed in Q1 2015 was of 300 Kbbld, 9.1% higher than Q1 2014, due mainly to a greater availability of light crude oil and on account of the scheduled plant shutdown at the Lujan de Cuyo refinery during March 2014.

The decrease in operating income explained above includes an indirect stake in the company Metrogas, which reported an operating loss of Ps 19 million and Ps 76 million for Q1 2015 and Q1 2014, respectively.

CAPEX

Capital expenditure in YPF’s Downstream business segment for Q1 2015 reached Ps 1.4, a 43.7% increase compared to Q1 2014. Investment activities continue such as the multi-year projects and the engineering process in new units to increase gasoline and diesel production capacity, as well as to improve the quality of such products. A coke unit and the new alkylation unit at the La Plata Refinery as well as the new gasoline hydrogenation units in La Plata and Mendoza together with other activities were intended to improve YPF’s logistics facilities and projects addressing optimization of safety and environmental performance.

Consolidated Results Q1 2015

3.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q1 2015 was a loss of Ps 0.5 billion, a 54.8% decrease compared to a loss of Ps 0.3 billion for Q1 2014. Higher corporate costs were mainly due to an increase in salaries and social charges, higher IT service fees and to a lesser extent the increase in institutional advertising charges and lower results recorded by our controlled companies AESA and YPF Tecnología.

In turn, consolidation adjustments relating to eliminating results among business segments not transferred to third parties were Ps 1.2 billion for Q1 2015 and negative Ps 0.7 billion for Q1 2014.

3.4 RELATED COMPANIES

Results from related companies for Q1 2015 were a loss of Ps 38 billion, compared to a loss of Ps 3 billion reported for Q1 2014. This change was mainly due to increased losses reported by Profertil and Refinor.

4. LIQUIDITY AND SOURCES OF CAPITAL

For Q1 2015, cash flow generation was Ps 12 billion, a 77.7% increase compared to Q1 2014. The Ps 5.2 billion increase was generated by the increase of adjusted EBITDA of Ps 1.8 billion and a reduction in working capital.

The increased cash flow generation mentioned above was directed to investing activities, which totaled Ps 15.6 billion during Q1 2015. In Q1 2014 the following items were recorded: the acquisition of YSUR group for a total of Ps 6.1 billion, the acquisition of the additional stake in Puesto Hernández joint venture for Ps 0.3 billion, the income from the sale of Pluspetrol assets for Ps 1.5 billion and the Ps 0.6 billion received as material damage compensation relating to the incident affecting La Plata refinery in April 2013. The net effect of these extraordinary transactions was Ps 4.3 billion, and the cash flow used for investment activities in fixed assets and intangible assets in Q1 2015 grew by 31.3% compared to Q1 2014.

YPF’s cash and equivalents increased by Ps 1.3 billion in Q1 2015 compared to Ps 11 billion in Q1 2014, due to the cash generation during Q1 2015 and debt refinancing through the issuance of Notes in the local market and the reopening of the Series XXVI and XXVIII notes to issue new notes in the international capital markets. The net financial debt increased by Ps 6.1 billion (an increase of 15.5%) to reach Ps 45.7 billion in Q1 2015. Total debt expressed in dollars reached USD 6.5 billion (an increase of 4.3%), and net debt was USD 5.2 billion (an increase of 4.8%). Note, the Series XXXVIII and XXXIX issuances of Ps 935 million and USD 1.5 billion, respectively, were not included in cash or in debt as of March 31, 2015.

Consolidated Results Q1 2015

The average cost of debt denominated in Argentine pesos by the end of Q1 2015 was 23%, while the average cost of debt denominated in U.S. dollars was 7.09%.

YPF Notes issued during Q1 2015 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series XXVI	USD175 million	8.875%	60 months
Series XXVIII	USD 325 million	8.75%	120 months
Series XXXVI	ARS 950 million	BADLAR + 4.74%	60 months
Series XXXVII	ARS 250 million	BADLAR + 3.49%	24 months
Series XXXVIII (Q2 2015)	ARS 935 million	BADLAR + 4.75%	60 months
Series XXXIX (Q2 2015)	USD 1,500 million	8.50%	120 months

Consolidated Results Q1 2015

5. TABLES AND NOTES

Q1 2015 Results

Consolidated Results Q1 2015

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1	Q4	Q1	Var.%
	2014	2014	2015	Q1 15 / Q1 14
Revenues	30,664	37,739	34,702	13.2%
Costs of sales	(23,016)	(29,684)	(26,076)	13.3%

Gross profit	7,648	8,055	8,626	12.8%

Selling expenses	(2,204)	(2,827)	(2,592)	17.6%
Administration expenses	(817)	(1,414)	(1,198)	46.6%
Exploration expenses	(197)	(804)	(191)	(3.0%)
Other expenses	(46)	(1,646)	(176)	282.6%

Operating income	4,384	1,364	4,469	1.9%

Income on investments in companies	(3)	497	(38)	1,166.7%
Financial income (expenses), net Gains (losses) on assets	(1,124)	(2)	36	(103.2%)
Interests	280	248	308	10.0%
Exchange differences	(1,404)	(250)	(272)	(80.6%)
(Losses) gains on liabilities	5,707	(1,674)	(421)	(107.4%)
Interests	(1,568)	(2,032)	(2,002)	27.7%
Exchange differences	7,275	358	1,581	(78.3%)

Net income before income tax	8,964	185	4,046	(54.9%)

Income tax	(139)	(1,362)	(1,619)	1,064.7%
Deferred income tax	(6,038)	2,477	(318)	(94.7%)

Net income (loss) for noncontrolling interest	(94)	(83)	(18)

Net income for the period (*)	2,881	1,383	2,127	(26.2%)

Earnings per share, basic and diluted (*)	7.34	3.52	5.42	(26.2%)

Other comprehensive Income	11,239	1,117	2,431	(78.4%)

Total comprehensive income for the period	14,026	2,417	4,540	(67.6%)

Adj. EBITDA (**)	8,428	8,437	10,209	21.1%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q1 2015

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q1 2015 figures unaudited, figures expressed in millions of pesos)

	12/31/2014	03/31/2015
Noncurrent Assets
Intangible assets	4,393	4,602
Fixed assets	156,930	167,869
Investments in companies	3,177	3,050
Deferred income tax assets	244	261
Other receivables and advances	1,691	2,004
Trade receivables	19	19

Total Non-current assets	166,454	177,805

Current Assets
Inventories	13,001	13,103
Other receivables and advances	7,170	7,740
Trade receivables	12,171	11,687
Cash and equivalents	9,758	11,039

Total current assets	42,100	43,569

Total assets	208,554	221,374

Shareholders’ equity
Shareholders’ contributions	10,400	10,427
Reserves and unappropriated retained earnings	62,230	66,788
Non-controlling interest	151	133

Total Shareholders’ equity	72,781	77,348

Non-current Liabilities
Provisions	26,564	27,702
Deferred income tax liabilities	18,948	19,283
Other taxes payable	299	278
Loans	36,030	41,912
Accounts payable	566	571

Total Noncurrent Liabilities	82,407	89,746

Current Liabilities
Provisions	2,399	2,316
Income tax liability	3,972	4,799
Other taxes payable	1,411	2,543
Salaries and social security	1,903	1,424
Loans	13,275	14,804
Accounts payable	30,406	28,394

Total Current Liabilities	53,366	54,280

Total Liabilities	135,773	144,026

Total Liabilities and Shareholders’ Equity	208,554	221,374

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2015

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1	Q1
	2014	2015
Cash Flows from operating activities
Net income	2,787	2,109
Income from investments in companies	3	38
Depreciation of fixed assets	3,903	5,564
Amortization of intangible assets	73	69
Consumption of materials and fixed assets and intangible assets retired, net of provisions	988	592
Net increase in provisions	604	903
Interest, exchange differences and other	(1,870)	485
Stock compensation plan	14	27
Accrued insurance	(741)	(511)
Changes in assets and liabilities:
Trade receivables	(1,996)	388
Other receivables and liabilities	(3,052)	(548)
Inventories	380	266
Accounts payable	(1,144)	1,015
Other Taxes payable	1,598	1,111
Salaries and Social Securities	(196)	(479)
Decrease in provisions from payments	(744)	(393)
Dividends from investments in companies	—	150
Net charge of income tax payment	6,108	1,145
Income tax	6,177	1,937
Income tax payments	(69)	(792)

Net cash flows provided by operating activities	6,715	11,931

Cash flows from investing activities
Payments for investments:
Acquisitions of fixed assets and Intangible assets	(11,816)	(15,628)
Capital contributions in non-current investments	(85)	(2)
Liabilities of sales of fixed assets	1,531	—
Acquisitions of participation in UTEs	(326)	—
Acquisition of subsidiaries net of acquired funds	(6,103)	—
Insurance charge for material damages	608	—

Net cash flows used in investing activities	(16,191)	(15,630)

Cash flows from financing activities
Payment of loans	(2,143)	(4,632)
Payment of interests	(939)	(1,379)
Proceeds from loans	4,252	10,784

Net cash flows provided by financing activities	1,170	4,773

Effect of changes in exchange rates on cash and equivalents	702	207

Increase (Decrease) in Cash and Equivalents	(7,604)	1,281

Cash and equivalents at the beginning of the period	10,713	9,758
Cash and equivalents at the end of the period	3,109	11,039

Increase (Decrease) in Cash and Equivalents	(7,604)	1,281

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
Cash	1,325	9,893
Other Financial Assets	1,784	1,146

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	3,109	11,039

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2015

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q1 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	3,039	31,325	338	—	34,702
Revenues from intersegment sales	15,536	553	1,274	-17,363	—

Revenues	18,575	31,878	1,612	-17,363	34,702

Operating Income (loss)	2,260	1,494	-548	1,263	4,469
Investments in companies	-1	-37	—	—	-38
Depreciation of fixed assets	4,788	693	83	—	5,564
Acquisitions of fixed assets	10,701	1,436	214	—	12,351
Assets	130,062	74,701	18,003	-1,392	221,374

Q1 2014	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	1,385	29,144	135	—	30,664
Revenues from intersegment sales	13,534	427	897	-14,858	—

Revenues	14,919	29,571	1,032	-14,858	30,664

Operating Income (loss)	3,013	2,453	-354	-728	4,384
Investments in companies	-3	—	—	—	-3
Depreciation of fixed assets	3,301	547	55	—	3,903
Acquisitions of fixed assets	8,603	999	120	—	9,722
Assets	99,272	65,016	8,433	-2,081	170,640

Consolidated Results Q1 2015

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

Million USD	2014 Q1	2014 Q4	2015 Q1	Var Q1 15 / Q1 14
INCOME STATMENT
Revenues	4,040	4,459	4,016	-0.6%
Costs of sales	-3,032	-3,507	-3,018	-0.5%

Gross profit	1,008	952	998	-0.9%
Selling expenses	-290	-334	-300	3.3%
Administration expenses	-108	-167	-139	28.8%
Exploration expenses	-26	-95	-22	-14.8%
Other expenses	-6	-194	-20	236.1%

Operating income	578	161	517	-10.5%
Depreciation of fixed assets	514	742	644	25.2%
Amortization of intangible assets	10	26	8	-17.0%
Unproductive exploratory drillings	9	68	12	38.2%

Adj. EBITDA (**)	1,110	997	1,182	6.4%

UPSTREAM
Revenues	1,966	2,332	2,150	9.4%
Operating income	397	186	262	-34.1%
Depreciation	435	652	554	27.4%
Capital expenditures	1,133	1,670	1,239	9.3%

DOWNSTREAM
Revenues	3,896	4,176	3,689	-5.3%
Operating income	323	206	173	-46.5%
Depreciation	72	80	80	11.2%
Capital expenditures	132	384	166	26.3%

CORPORATE AND OTHER
Operating income	-47	-254	-63	36.0%
Capital expenditures	16	69	25	56.7%

CONSOLIDATION ADJUSTMENTS
Operating income	-96	24	146	-252.4%

Average exchange rate for the period	7.59	8.46	8.64

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings

Consolidated Results Q1 2015

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

					2014		2015
	Unit	Q1	Q2	Q3	Q4	Cum. 2014	Q1
Production
Crude oil production	Kbbl	21,753	21,923	22,634	22,986	89,296	22,252
NGL production	Kbbl	4,831	3,626	3,970	5,348	17,776	5,448
Gas production	Mm3	3,355	3,970	4,138	4,021	15,483	3,950
Total production	Kboe	47,684	50,517	52,628	53,621	204,450	52,540
Henry Hub	USD/Mbtu	4.94	4.67	4.06	4.00	4.42	2.98
Brent	USD/Bbl	108.17	109.70	101.82	76.40	99.02	53.92
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,229	1,126	1,158	1,210	4,723	1,246
Diesel	Km3	1,920	2,043	2,160	2,044	8,166	1,906
Jet fuel and kerosene	Km3	124	108	116	123	471	125
Fuel Oil	Km3	294	297	257	320	1,168	348
LPG	Km3	151	236	275	186	848	176
Others (*)	Km3	286	304	361	589	1,540	525
Total domestic market	Km3	4,004	4,113	4,327	4,472	16,916	4,326
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	18
Jet fuel and kerosene	Km3	129	116	126	128	500	122
LPG	Km3	124	35	24	115	299	149
Bunker (Diesel and Fuel Oil)	Km3	194	205	128	178	704	153
Others (*)	Km3	8	18	5	7	38	7
Total export market	Km3	455	375	284	428	1,541	449
Total sales of petroleum products	Km3	4,459	4,488	4,610	4,900	18,457	4,774
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	32	39	76	80	227	21
Methanol	Ktn	47	73	103	85	308	49
Others	Ktn	138	143	129	131	541	130
Total domestic market	Ktn	217	255	308	296	1,076	200
Export market
Methanol	Ktn	33	22	21	1	77	41
Others	Ktn	24	33	67	53	177	28
Total export market	Ktn	57	55	88	54	254	69
Total sales of petrochemical products	Ktn	274	310	396	350	1,330	269
Sales of other products
Grain, flours and oils
Domestic market	Ktn	20	22	21	3	66	30
Export market	Ktn	85	251	292	212	840	155
Total Grain, flours and oils	Ktn	105	273	313	215	906	185
Main products imported
Gasolines and Jet Fuel	Km3	179	94	0	42	316	20
Diesel	Km3	473	275	191	304	1,243	196

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q1 2015

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: ir.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 7, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer